Exhibit 99.2

Consolidated Financial Statements

ClearWave N.V.
December 31, 2003 and 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Management and Shareholders of
ClearWave N.V.

We have audited the accompanying consolidated balance sheets of ClearWave N.V. as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of ClearWave N.V.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClearWave N.V. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets and in 2001 the Company changed its method of accounting for derivative financial instruments.

Montréal, Canada   (signed)
February 24, 2004   Ernst & Young LLP

CLEARWAVE N.V.

CONSOLIDATED BALANCE SHEETS

As at December 31,
[In thousands of U.S. dollars]

	2003 $	2002 $
ASSETS *[note 7]*		
Current assets		
Cash and cash equivalents	186,442	46,383
Short term investments – restricted *[note 7]*	28,125	—
Trade debtors, net of allowance for doubtful accounts of $8,296		
and $7,503 as at December 31, 2003 and 2002 respectively	80,092	55,175
Amounts receivable from minority interests [note 4]	16,695	—
Inventories	16,150	10,248
Value added taxes recoverable	4,439	2,634
Prepaid expenses	15,367	20,105
Deferred income tax asset *[note 10]*	1,003	1,932
Other current assets	1,312	1,686
Total current assets	349,625	138,163
Property, plant and equipment *[note 5]*	1,101,920	1,021,841
Licenses *[note 5]*	89,641	94,593
Goodwill *[note 3]*	57,219	52,606
Deferred financing costs and other	28,165	19,999
Total assets	1,626,570	1,327,202
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable – trade	55,262	37,693
Accounts payable – TIW group *[note13]*	—	2,350
Income and value added taxes payable	14,965	5,459
Accrued liabilities	71,770	58,940
Accrued interest payable	20,578	7,509
Deferred revenues	33,046	28,483
Due to parent and affiliated companies *[note13]*	—	88,085
Current portion of long-term debt *[note 7]*	61,677	—
Amounts payable to minority interests *[note 4]*	23,577	13,400
Total current liabilities	280,875	241,919
Long-term debt *[note 7]*	1,058,251	737,981
Derivative financial instrument position *[note 15]*	36,404	46,751
Deferred income tax liability *[note 10]*	8,691	5,211
Minority interests	183,179	146,588
Total liabilities	1,567,400	1,178,450
Shareholders' Equity *[note 1]*		
Share capital *[note 8]*	21,467	21,467
45,868,498 Class A Subordinate Voting Shares and		
38,230,950 Class B Multiple Voting Shares		
Share premium	21,737	163,865
Retained earnings (Deficit)	14,565	(32,221)
Accumulated other comprehensive income (loss)		
Foreign currency translation adjustment	9,025	5,038
Fair value of interest rate swaps, cross currency swaps		
and interest rate options *[note 15]*	(7,624)	(9,397)
Total shareholders' equity	59,170	148,752
	1,626,570	1,327,202

Commitments and contingencies *[notes 4 and 14]*
Related party transactions [note 13]
Subsequent events [note 17]
See accompanying notes

On behalf of the board of management:

	(signed) ALEXANDER TOLSTOY	(signed) JAMES J. JACKSON
	Managing Director	Managing Director

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31,
[In thousands of U.S. dollars, except share and per share data]

	2003 $	2002 $	2001 $
Revenues			
Services	914,908	652,909	485,796
Equipment	52,177	41,545	30,512
	967,085	694,454	516,308
Costs			
Cost of services	268,208	204,203	167,110
Cost of equipment	89,354	64,754	49,559
Selling, general and administrative expenses *[notes 9 and 13]*	230,873	175,862	158,032
Depreciation and amortization *[note 9]*	204,645	154,286	120,353
Operating income	174,005	95,349	21,254
Interest expense *[note 9]*	(80,363)	(71,786)	(66,703)
Interest and other income	1,963	1,921	3,951
Foreign exchange gain	3,527	2,109	2,939
Gain on disposal of investment *[note 3]*	19,821	—	—
Loss related to extinguishment of debt	—	(10,100)	—
Income (loss) before income taxes and minority interests	118,953	17,493	(38,559)
Income taxes *[note 10]*	49,910	32,273	—
Income (loss) before minority interests	69,043	(14,780)	(38,559)
Minority interests	(22,257)	28,067	45,894
Net income	46,786	13,287	7,335
Foreign currency translation adjustment *[note 15]*	3,987	4,059	4,066
Cumulative effect of change in accounting principle for derivatives and hedging activities, net of minority interest of $757 *[note15]*	—	—	(1,318)
Change in fair value of interest rate swaps, cross currency swaps and interest rate options, net of tax of $733 and $922 in 2003 and 2002 respectively, and of minority interest of $3,787 [2002 - $8,429; 2001 - $15,896] *[note 15]*	1,773	(2,636)	(5,443)
Comprehensive income	52,546	14,710	4,640
Weighted average number of shares *[note 1]*	84,099,448	84,099,448	84,099,448
Basic and diluted earnings per share *[note 1]*	0.56	0.16	0.09

See accompanying notes

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
[In thousands of U.S. dollars]

	2003	2002	2001
	$	$	$
OPERATING ACTIVITIES			
Net income	46,786	13,287	7,335
Adjustments to reconcile net income to cash provided by operating activities			
Depreciation and amortization	204,645	154,286	120,353
Amortization/write-off of deferred financing costs *[note 3]*	3,907	9,476	5,401
Accreted interest on long-term debt	—	1,984	2,394
Accreted interest on advances from parent company *[note 13]*	—	1,417	10,043
Minority interests	22,257	(28,067)	(45,894)
Gain on disposal of investment *[note 4]*	(19,821)	—	—
Deferred income taxes	4,140	4,201	—
Other non-cash items	7,797	—	(3,643)
Changes in operating assets and liabilities *[note 11]*	1,124	(3,806)	(41,831)
Cash provided by operating activities	270,835	152,778	54,158
INVESTING ACTIVITIES			
Acquisitions of property, plant and equipment *[note 11]*	(188,330)	(242,893)	(286,324)
Proceeds from sale of ownership in a subsidiary *[note 4]*	41,500	—	—
Increase of ownership in subsidiaries *[note 4]*	—	—	(23,239)
Cash used in investing activities	(146,830)	(242,893)	(309,563)
FINANCING ACTIVITIES			
Dividends *[note 7]*	(142,128)	—	—
Advances from parent company	—	7,055	43,739
Reimbursement of advances from parent company	(88,085)	(19,805)	(8,133)
Issuance of subsidiaries' shares to minority interests *[note 4]*	18,879	29,930	65,779
Subsidiary distributions paid to minority interests *[note 4]*	(54,105)	(10,798)	—
Deferred financing and other costs	(13,224)	(8,646)	—
Proceeds from issuance of long-term debt *[note 7]*	317,120	333,557	114,106
Repayment of long-term debt	—	(250,498)	(25,705)
Additions to short-term investments – restricted *[note 7]*	(28,125)	—	—
Cash provided by financing activities	10,332	80,795	189,786
Net effect of exchange rate translation on cash and cash equivalents	5,722	721	(628)
Net change in cash and cash equivalents	140,059	(8,599)	(66,247)
Cash and cash equivalents, beginning of period	46,383	54,982	121,229
Cash and cash equivalents, end of period	186,442	46,383	54,982

See accompanying notes

CLEARWAVE N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31,
[In thousands of U.S. dollars]

	Share Capital [note 8]	Share Premium	Retained earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	$	$	$	$	$
Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402
Comprehensive income	—	—	7,335	(2,695)	4,640
Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	—	—	13,287	1,423	14,710
Balance as at December 31, 2002	21,467	163,865	(32,221)	(4,359)	148,752
Dividends *[note 7]*	—	(142,128)	—	—	(142,128)
Comprehensive income	—	—	46,786	5,760	52,546
Balance as at December 31, 2003	21,467	21,737	14,565	1,401	59,170

See accompanying notes

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of business

ClearWave N.V. ["the Company"], either directly or indirectly, develops and operates wireless telecommunications networks in Central and Eastern Europe. The Company currently has cellular operations in Romania through its operating subsidiary MobiFon S.A.["MobiFon"] and in the Czech Republic through its operating subsidiary, Český Mobil a.s. ["Český Mobil"] As at December 31, 2003, Telesystem International Wireless Inc. ["TIW"], together with its wholly owned subsidiary, Telesystem International Wireless Corporation N.V. ["TIWC"], had an 86.8% equity interest [85.6% in 2002] and a 95.3% voting interest [94.9% in 2002] in the Company. As at December 31, 2003 the Company owned 100% of the equity and voting rights of MobiFon Holdings B.V. ["MobiFon Holdings"], which owned 57.7% of the equity and voting rights [53.4% in 2002] of MobiFon [see notes 4 and 17] The Company also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech N.V. ["TIW Czech"], which owned 96.3% of the equity and voting rights [95.45% in 2002] of Český Mobil [see notes 4 and 17].

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks, and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short term investments and cash flow from operating activities.

The ability to generate sufficient short-term and long-term capital in the future is dependent upon many factors, including financial market conditions and general economic conditions in the countries where the Company conducts its principal operations. The Company's future performance may also be affected by other factors such as political changes including government actions relating to its licenses and local taxes, changes in technology, competition, inflation and foreign exchange fluctuations.

Basis of presentation

The Company was incorporated on September 17, 1999 under the laws of The Netherlands. On that date, the Company issued 50,000 shares of its common stock to TIWC, its parent company, for a consideration of €50,000. Pursuant to a Share Contribution Agreement dated October 21, 1999 with TIWC, the Company issued 100,000 shares of its common stock in exchange for TIWC's 62.0% equity interest in MobiFon, advances made to a minority shareholder in MobiFon, and other costs incurred by TIWC in 1999 in connection with its projects in Central and Eastern Europe. On October 22, 1999, the Company acquired from TIWC all of the issued and outstanding shares of TIW Czech , for consideration of one share of its common stock. This reorganization was accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, these consolidated financial statements reflect the results of operations and changes in cash flows as if the Company had always carried on the business in Central and Eastern Europe.

On February 13, 2001, a reorganization of the Company's share capital took place, in which the 150,001 issued and outstanding shares of common stock were converted into 300,002 Class "B" Multiple Voting Shares and $21.5 million of share premium was converted into 45,868,498 Class "A" Subordinate Voting Shares and 37,930,948 Class "B" Multiple Voting Shares. In connection with TIW's February 14, 2001 public offering of units, the Company became a registrant with the Securities Exchange Commission in the United States and with the Canadian securities commissions. The TIW Units terminated on June 30, 2002 (the "Unit Termination Date"). On the Unit Termination Date, the option to acquire 0.2 common share of TIW for no additional consideration by tendering one Unit back to TIW expired and detached from the one class A subordinate voting share of the Company contained in each Unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

The continuity of the number of shares in these financial statements reflects the attribution of the capital structure adopted following the reorganizations in 1999 described above as though it had always existed. Under a contract of association, as long as MobiFon constitutes over 25% of the fair market value of the Company's assets, all transfers and issuance of the Company's treasury shares, except for the shares which were included in the above expired units, give a minority shareholder of MobiFon a right of first refusal to purchase a proportionate percentage of the Company's interest in MobiFon at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"] and the related rules and regulations adopted by the United States Securities and Exchange Commission. As described in Note 16, except for the presentation of the consolidated statements of comprehensive income and for the accounting of derivative financial instruments considered as cash flow hedges for accounting purpose, these accounting principles would not materially differ from those that would have been followed had the financial statements been prepared in accordance with Canadian GAAP.

The summary of significant accounting policies is as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

Investments over which the Company exercises control are consolidated. The effect of the decrease in the Company's equity interest as a result of the shares issued by subsidiaries to minority interests is reported as dilution gains or losses in the Company's consolidated statements of income.

Cash equivalents

Cash equivalents consist of term deposits and highly liquid debt instruments purchased with a maturity of three months or less, and are considered to be cash equivalents for cash flow reporting purposes.

Short-term investments

Short-term investments are accounted for at the lower of cost and market value.

Inventories

Inventories consist principally of handsets and accessories held for resale and are stated at the lower of cost, determined on a weighted average cost basis, and net realizable value.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Property, plant and equipment and licenses

Fixed assets and intangible assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

Network equipment and infrastructure	10 years
Buildings	20 years
Computer equipment and software	3 to 5 years
Other equipment	3 to 5 years
Licenses	15 to 20 years
Leasehold improvements	terms of the leases

When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of income and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Goodwill

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized [See Note 3].

Financing costs

Share issue costs are recorded as a reduction of the related share capital. Debt issue costs are deferred and are amortized over the life of the debt to which they relate using the effective interest rate method.

Income taxes

The Company follows the liability method in accounting for income taxes. Deferred tax balances reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Valuation allowances are established when it is more likely than not deferred tax assets will not be realized. The Company does not account for differences that result from subsidiaries functional currency re-measurement.

Foreign currency translation

The functional currency of the Company is the U.S. dollars. Transactions arising in foreign currencies are translated into U.S. dollars at the exchange rate at the transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income.

Results of operations from Cesky Mobil which report in Czech Koruna are translated using the monthly average exchange rates, while assets and liabilities are translated using the current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Romania had a highly inflationary economy until June 30, 2003 and accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

As of June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon's functional currency was made based on the collective economic factors of the environment in which it operates and the U.S. dollar has been determined to continue to be its functional currency.

Revenue Recognition

Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values. When prepaid cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber and is recorded when services are provided. Commissions to dealers are classified within selling, general and administrative expenses.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in cost of equipment.

Advertising costs

Advertising costs are expensed as incurred.

Earnings per share

Basic earnings per share are calculated using the weighted average number of shares of common stock outstanding during the year.

Derivative financial instruments

Derivative financial instruments are presented at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The ineffective portion of the change in the fair value of cash flow hedges is recognized in earnings. All of the Company's derivatives that are designated as hedges at December 31, 2003 and 2002 are designated as cash flow hedges.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

3. CHANGE IN ACCOUNTING POLICIES

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2003 $	2002 $	2001 $
Reported net income	46,786	13,287	7,335
Amortization of goodwill	—	—	2,607
Adjusted net income	46,786	13,287	9,942
Adjusted basic and diluted earnings per share	0.56	0.16	0.12

Effective January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 137 and 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. Under the new rules all derivative financial instruments are presented at their fair value, including those identified as hedges for accounting purposes. The change in the fair value of such derivatives is presented net of tax and minority interest, in other comprehensive income and is recognized in the income statement when the hedged item affects earnings. The implementation of these new rules has no impact on the determination of net income.

4. INVESTMENTS AND DIVESTITURES

a) MobiFon

On February 15, 2001, the Company acquired 5.7% of MobiFon's outstanding shares from certain minority shareholders for an aggregate purchase price of $40.5 million. Of this amount, $23.2 million was paid cash, $12.3 million through an issue of units by TIW and $5.0 million through a forgiveness of debt. The issuance of units by TIW on behalf of the Company resulted in a corresponding demand loan from TIWC. These transactions, which increased the Company's equity interest to 63.5%, were accounted for using the purchase method and goodwill amounting to $31 million was recorded.

During 2002, as a result of dividends declared and paid by MobiFon, $10.1 million was paid to minority interests. In October 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase. Shareholders had the opportunity to tender their shares up to June 30, 2003 in order to realize their pro-rata share of this distribution. Distributions of $25.4 million were made in the last quarter of 2002 of which $24.6 million was paid to the Company. During 2003, the remaining shareholders tendered their shares; and $13.4 million classified within current liabilities as at December 31, 2002, relating to such tender was distributed.

In March 2003, the Company sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million. After deducting costs of $1.0 million, a $19.8 million gain was recorded on this transaction, minority interests was increased by $15.8 million and goodwill and licenses were reduced by $4.4 and $1.5 million, respectively. [See Note 17].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion ($59.1 million) of which $25.6 million was paid to minority shareholders and in July 2003, the shareholders of MobiFon approved distributions of Lei 1,188 trillion ($35.7 million) by means of a par value reduction; this was distributed on October 22, 2003 of which $15.1 million was paid to minority shareholders.

In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, certain minority shareholders of MobiFon, having a 15.5% interest in MobiFon may require, the Company or TIW, at the TIW's option, to make an offer to acquire such minority shareholders' unencumbered shares. One of such shareholders has a common significant shareholder with TIW and TIW Czech N.V. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of TIW at TIW's option.

b) Český Mobil

Following the capital calls of Český Mobil, in 2001 and 2002, in which the shareholders other than the Company's subsidiary did not participate, the equity interest of TIW Czech N.V.in Český Mobil a.s., increased from 94.1% to 95.5% at December 31, 2001 and further increased to 96.3% on January 20, 2003 as a result of the registration of the shares issued pursuant to the December 2001 and March and June 2002 calls**.** No goodwill resulted from these transactions.

In July 2003, the shareholders of TIW Czech made additional equity contributions totaling €22.0 million ($24.9 million) of which €16.7 million ($18.9 million) was made by minority interests.

On October 6, 2003, a minority shareholder of Český Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Český Mobil to TIW Czech at a price of approximately 600 million Czech Koruna for which the Company entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totaling $22.0 million of which $16.7 million was made by minority shareholders. The acquisition was accounted for using the purchase method as of the date of the exercise of the put option and resulted in the creation of $9.0 million of goodwill, a purchase payable of $22.0 million, minority shareholders' receivables of $16.7 million and a net increase of $3.7 million of minority interests.

As a result of the MobiFon and Cesky Mobil transactions above, goodwill in the amounts of $9.0 and $31.0 million were recorded in 2003 and 2001, respectively.

TIW Czech has a stock option and stock appreciation rights plan for employees of Český Mobil and the grant of options thereunder.   After a vesting period, options issued in connection with this plan will allow, subject to an initial public offering or a change of control of TIW Czech (the "Events") or Český Mobil, holders to acquire in aggregate up to a maximum of approximately 3% of the shares of TIW Czech or the cash equivalent thereof at a price which is not lower than the then fair value. The Company will record an expense, if any, in the period in which the Events become probable.

At any time after December 3, 2004 the TIW Czech shareholders may initiate an orderly sale process. In that event, TIW Czech must use best efforts to sell TIW Czech as a going concern in a timely fashion. The Company has the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by the Company if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. The company also has rights of first refusal on any sale of TIW Czech shares to third parties.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

5. PROPERTY, PLANT AND EQUIPMENT AND LICENSES

	Cost $	Accumulated depreciation and amortization $	Net book value $
As at December 31, 2003			
Property, plant and equipment			
Network equipment and infrastructure	1,400,205	456,276	943,929
Buildings and leasehold improvements	34,903	11,579	23,324
Computer equipment and software	243,407	149,130	94,277
Other equipment	28,558	18,934	9,624
Construction in progress	30,766	—	30,766
	1,737,839	635,919	1,101,920
Licenses	**145,627**	**55,986**	**89,641**
As at December 31, 2002			
Property, plant and equipment			
Network equipment and infrastructure	1,153,466	298,721	854,745
Buildings and leasehold improvements	34,267	8,716	25,551
Computer equipment and software	193,596	105,844	87,752
Other equipment	26,349	15,376	10,973
Construction in progress	42,820	—	42,820
	1,450,498	428,657	1,021,841
Licenses	**140,581**	**45,988**	**94,593**

Included in buildings and leasehold improvements are assets with a net carrying value of $ 10.5 million [2002 - $11.2] that are financed through an obligation under a capital lease [see Notes 7 and 17].

The Company has undertaken a review of the remaining useful lives of certain of its assets based on the current and expected future technical condition and utility of these assets. As a result, the Company changed the estimated useful lives of certain of these assets reported with network equipment and with computer equipment and software, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million ($3.0 million in 2002). Included in these amounts are asset writedowns amounting to $6.7 million ($1.6 million in 2002) for property, plant and equipment, the majority of which have already been removed from service.

6. SHORT-TERM LOANS

As at December 31, 2003, MobiFon and Český Mobil have available uncommitted operating credit facilities totaling $20 million and €10.0 million [$12.6 million] respectively. The €10.0 million facilities consist of a €7.0 million and a €3.0 million facility. The €7.0 million facility bears interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.6% per annum for EURO, Koruna and U.S. dollar drawings, respectively. The €3.0 million expired on January 19, 2004. MobiFon's $9.0 million overdraft facility which permits up to $10.0 million in issuance of letters of guarantee to third parties can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank's cost of funds plus 5% per annum. A second $10 million facility is repayable on demand and bears interest at the rate of the lender's U.S. dollar prime rate plus 3.05% per annum.

As at December 31, 2003 and December 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

7.   LONG-TERM DEBT

	2003 $	2002 $
MobiFon Holdings		
12.5% Senior Notes, net of unamortized discount of $4,943 as at December 31, 2003	220,057	—
MobiFon		
Syndicated senior credit facility	300,000	255,000
Sale and lease back financing [Note 17]	12,700	12,700
	312,700	267,700
Český Mobil		
Syndicated senior credit facility		
Tranche "A" [€ 269.1 million and Koruna 3.8 billion drawn as at December 31, 2003		
€ 236.8 million and Koruna 3.3 billion drawn as at December 31, 2002]	486,593	358,191
Tranche "B" [€26.6 million and Koruna 1.7 billion drawn as at December 31, 2003		
and December 31, 2002]	100,578	84,910
	587,171	443,101
Financing under supply contracts to be refinanced by the syndicated senior credit facility [€ 25.9 million – 2002]	—	27,180
	587,171	470,281
	1,119,928	737,981
Less current portion	61,677	—
	1,058,251	737,981

Senior Notes Issued by MobiFon Holdings

On June 27, 2003, MobiFon Holdings closed a $225 million issue of 12.5% Senior Notes ("Notes") by way of private placement. The Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%.   Net proceeds from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders which has been reflected as restricted investments on the balance sheet and $182.5 million was paid to the Company as a reduction of intercompany loans. The short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of less than six months. As at December 31, 2003, the interest rates on the short-term investments is 1.1%. The Company utilized a portion of the proceeds to fully repay the demand notes to TIW and, as a result of a June 30, 2003 dividend declaration of $1.69 per share totaling $142.1 million, made distributions of share premium to shareholders, excluding $8.0 million in related withholding taxes, totaling $134.1 million on July 9, 2003.

The Notes mature on July 31, 2010. Interest on the Notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings' future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holding's existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

In addition, MobiFon Holdings will not be permitted to engage in activities other than primarily holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%.

On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of these Notes were deferred.

MobiFon

On August 27, 2002, MobiFon closed a $ 300 million senior loan facility. The facility is fully drawn as at December 31, 2003 and the loans outstanding are repayable in quarterly installments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR + 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR + 2.5% to LIBOR + 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

The terms of the facility allow for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under a unanimous security agreement all of the shareholders of MobiFon, including the Company, have encumbered their shares by way of pledge in favor of MobiFon's lenders. The facility is also secured by substantially all of the assets of MobiFon.

MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loan principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the balance outstanding on this facility at December 31, 2003 is 6.6% (6.9% in 2002).

Český Mobil

The amounts due under supply contracts with two telecommunication network equipment suppliers ($27.2 million as of December 31, 2002) had been classified as long-term debt as repayments of such were financed by draws on the senior credit facility. These amounts were not subject to interest. As the syndicate senior credit facility has been fully drawn as of December 31, 2003, these amounts payable ($19.7 million as of December 31, 2003) are now classified with current liabilities.

The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to € 269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts outstanding under the facility at January 19, 2004 commencing June 2004 and continuing until maturity in December 2008. Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $ 100.6 million] currently carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in December 2008 until the maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of the Company and of TIW Czech is participating in the lending syndicate.

The facility is collateralized by a pledge of TIW Czech N.V.'s shares in Český Mobil and of substantially all of the assets of Český Mobil. As a result, the majority of the net assets of Český Mobil are restricted from distribution to the Company, unless waivers are obtained.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Český Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to December 2008. Swaps have also been entered into on an amount of €71.8 million [$90.7 million] which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from Euribor to Pribor. Interest on this €71.8 million amount has also been capped through the use of option agreements as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna [$11.2 million] are subject to interest rate option agreements which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61% until November 2005; and €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the overall interest rate on these borrowings will not exceed 9.99% until November 2005. To further manage its Euro based borrowing exposure, Český Mobil entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60.0 million ($75.8 million) on May 11, 2003. The Company has also purchased a currency call option to hedge currency risk on the principal of an additional €10.0 million [$12.6 million] of Euro based debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

The risk of non-performance by counter-parties to the swap and option agreements in MobiFon and Český Mobil is low, as the agreements have been concluded with large, credit worthy financial institutions.

Minimum annual principal repayments of long-term debt outstanding at December 31, 2003 during the next five years are as follows:

	$
2004	61,677
2005	120,422
2006	159,751
2007	216,112
2008	241,330

Covenants

Under the debt agreements and credit facilities described above, the Company is committed to respect certain financial covenants including debt to operating cash flows and certain negative covenants including limitations on the ability to incur indebtedness, pay dividends, use proceeds from sale of assets, make certain other payments, create liens, sell assets and engage in mergers.

8.　SHARE CAPITAL

Authorized

200,000,000 Class "A" Subordinate Voting Shares with a nominal value of €0.10. Each share carries the right to cast one vote.

200,000,000 Class "B" Multiple Voting Shares with a nominal value of €0.50. Each share carries the right to cast five votes, convertible, at the holder's option, into one Class "A" Subordinate Voting Share and four Class "C" shares. Class "C" Shares with a nominal value of €0.10 and carrying one vote per share are to be authorized and issued upon conversion of the Class "B" Multiple Voting Shares and are redeemable and cancelable for no consideration.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Issued

	Class "A" Subordinate Voting Shares		Class "B" Multiple Voting Shares		Total	
	Number	$	Number	$	Number	$
Balance as at December 31, 2003 and 2002	45,868,498	4,154	38,230,950	17,313	84,099,448	21,467

9. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF INCOME

	2003 $	2002 $	2001 $
Depreciation and amortization			
Property, plant and equipment	195,790	146,111	109,82
Licenses	8,855	8,175	7,921
Goodwill	—	—	2,607
	204,645	154,286	120,353
Interest expense			
Interest on long-term financing	70,694	52,800	51,246
Interest on short-term financing	5,769	14,644	10,426
Amortization of deferred financing costs	3,900	4,342	5,031
	80,363	71,786	66,703

License amortization for the next five years is expected to be approximately $8.8 million per year. Cost of equipment and cost of services are exclusive of depreciation and amortization, which are shown separately. Advertising costs were $37.2 million, $29.4 million and $25.0 million for 2003, 2002 and 2001, respectively

Other Information

	2003 $	2002 $	2001 $
Allowance for doubtful accounts			
Balance, beginning of year	7,503	8,510	8,888
Bad debt expenses	9,740	7,368	10,495
Uncollectible accounts written off, net of recoveries	(8,947)	(8,375)	(10,873)
Balance, end of year	8,296	7,503	8,510

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

10. INCOME TAXES

Income tax expense in 2003 and 2002 of $49.9 million and $32.3 million, originated entirely in MobiFon and is comprised of $45.8 million and $28.1 million of current income tax and $4.1 million and $4.2 million of deferred income tax, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes except as to those which relate to MobiFon, which originate from differences in functional currency remeasurement. Significant components of the Company's deferred tax assets and liabilities, which arose principally from operational subsidiaries, are as follows:

	2003 $	2002 $
Deferred tax assets		
Loss carryforwards	31,891	53,460
Carrying value of liabilities in excess of their tax value	1,060	4,428
Tax value of assets in excess of their carrying value	62,429	45,920
Total deferred tax assets before valuation allowance	95,380	103,808
Valuation allowance for deferred tax assets	(94,320)	(99,380)
Deferred tax assets	1,060	4,428
Deferred tax liabilities		
Carrying value of assets in excess of their tax value	(8,748)	(7,707)
Net deferred liabilities	(7,688)	(3,279)

As at December 31, 2003, Český Mobil had net operating loss carryforwards that are available to reduce taxable income in future years, as follows:

Losses expiring in:	$
2006	35,100
2007	76,600
2008	4,400
2009	—
	116,100

The tax loss carryforwards above are subject to finalization of the tax returns and the amount of such losses may be adjusted due to the utilization of other temporary differences. In aggregate there is no impact on total temporary differences.

The deferred tax assets relating to Český Mobil have been fully offset by a valuation allowance due to the limited operating history of Český Mobil. The components of consolidated net income before income taxes and minority interest were as follows:

	2003 $	2002 $	2001 $
Corporate	(7,133)	(18,242)	(18,362)
Romania	152,085	109,428	75,027
Czech Republic	(25,999)	(73,693)	(95,224)
	118,953	17,493	(38,559)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

The reconciliation of income tax computed at the statutory tax rates in The Netherlands with income tax expense is as follows:

	2003 $	2002 $	2001 $
Tax at statutory rate of 35%	(41,634)	(6,123)	13,496
Differences in effective rate attributable to income taxes of other countries	14,168	7,995	3,694
Differences related to assets and liabilities re-measured from local currency into the functional currency and other permanent differences	(26,092)	(13,173)	(5,743)
Non taxable gain on investment	6,937	—	—
Valuation allowance	(3,289)	(20,972)	(11,447)
Income tax expense	(49,910)	(32,273)	—

11. SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003 $	2002 $	2001 $
Changes in operating assets and liabilities			
Trade debtors	(26,722)	(9,811)	(11,236)
Inventories	(5,902)	(647)	(1,940)
Prepaid expenses and other current assets	3,617	2,029	2,879
Accounts payable – trade (including taxes)	2,019	5,266	(48,225)
Accounts payable—TIW Group	(2,350)	173	1,080
Accrued liabilities	25,899	(6,914)	(1,600)
Deferred revenues	4,563	6,098	17,211
	1,124	(3,806)	(41,831)
Other cash flow information			
Interest paid	60,993	65,132	52,345
Income taxes paid	39,380	24,431	—
Significant non cash investing activities:			
Partial settlement on the acquisition of 5.67% in 2001 of MobiFon's outstanding shares *[Note 4]*	—	—	17,297
Unpaid acquisitions of property, plant and equipment financed under supply contracts in Český Mobil *[Note 7]*	19,668	27,180	58,505

12. SEGMENTED INFORMATION

As at December 31, 2003, the Company has two reportable segments: cellular operations in Romania and in the Czech Republic. The Company's reportable segments are strategic business units that operate in different countries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, including the impact of consolidation adjustments on the segments. The Company evaluates performance based on service revenues, operating income and operating income before depreciation and amortization.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Information about the reportable segments is summarized as follows:

	Romania $	Czech Republic $	Corporate and other $	Total $
Year ended December 31, 2003				
Revenues				
Services	529,520	385,388	—	914,908
Equipment	28,531	23,646	—	52,177
	558,051	409,034	—	967,085
Cost of services	104,714	163,494	—	268,208
Cost of equipment	53,301	36,053	—	89,354
Selling, general and administrative expenses	118,841	106,143	5,889	230,873
Depreciation and amortization	110,458	94,187	—	204,645
Operating income (loss)	170,737	9,157	(5,889)	174,005
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $ 19,668 financed under supply contracts)	107,639	69,748		177,387
Property, plant and equipment and licenses as at December 31, 2003	503,940	687,621	—	1,191,561
Goodwill	43,142	14,077	—	57,219
Total assets as at December 31, 2003	716,695	820,646	88,229	1,626,570
Operating income (loss) before depreciation and amortization	281,195	103,344	(5,889)	378,650
Year ended December 31, 2002				
Revenues				
Services	425,567	227,342	—	652,909
Equipment	21,214	20,331	—	41,545
	446,781	247,673	—	694,454
Cost of services	81,462	122,741	—	204,203
Cost of equipment	39,160	25,594	—	64,754
Selling, general and administrative expenses	94,613	79,143	2,106	175,862
Depreciation and amortization	86,919	67,367	—	154,286
Operating income (loss)	144,627	(47,172)	(2,106)	95,349
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $ 27,180 financed under supply contracts)	100,336	106,560	—	206,896
Property, plant and equipment and licenses as at December 31, 2002	510,219	608,215	—	1,118,434
Goodwill	45,523	5,083	—	50,606
Total assets as at December 31, 2002	660,341	665,575	1,286	1,327,202
Operating income (loss) before depreciation and amortization	231,546	20,195	(2,106)	249,635

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

	Romania	Czech Republic	Corporate and other	Total
	$	$	$	$
Year ended December 31, 2001				
Revenues				
Services	359,868	125,928	—	485,796
Equipment	12,475	18,037	—	30,512
	372,343	143,965	—	516,308
Cost of services	69,835	97,275	—	167,110
Cost of equipment	27,236	22,323	—	49,559
Selling, general and administrative expenses	88,836	65,921	3,275	158,032
Depreciation and amortization	77,791	42,562	—	120,353
Operating income (loss)	108,645	(84,116)	(3,275)	21, 254
Acquisitions of property, plant and equipment and licenses (including unpaid acquisitions of $ 58,505 financed under supply contracts)	125,262	109,211	—	234,473
Operating income (loss) before depreciation and amortization	186,436	(41,554)	(3,275)	141,607

13. RELATED PARTY TRANSACTIONS

The consolidated financial statements include fees and costs charged to the Company for technical service provided by companies within the TIW group of related companies [the "TIW Group"]. These fees and costs represented principally compensation of the TIW Group's employees involved directly in the Company's operations in areas such as engineering, information technology, marketing, human resources, finance and administration and other costs incurred by the TIW Group on behalf of the operational subsidiaries. These fees and costs included with selling, general and administrative expenses amount to $5.5 million, $3.7 million and $10.5 million in 2003, 2002 and 2001 respectively.

In 2003 advances from the parent company which bore interest at 14% annually were repaid. In 2003, interest expense of $4.8 million [$14.4 million and $10.0 million in 2002 and 2001, respectively] was charged on these advances from the parent company.

A significant shareholder of TIW Czech and of TIW has committed 8.2% of Český Mobil's syndicated senior credit facility which has been described in note 7.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

14. OTHER COMMITMENTS AND CONTINGENCIES

Commitments under long-term operating leases and supply contracts

The future minimum lease payments under operating leases, relating primarily to properties and sites, over the next five years, are as follows:

	$
2004	23,600
2005	18,200
2006	18,100
2007	16,900
2008	14,000
Total	90,800

Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. Rental expenses amounted to $19.1 million, $13.7 and $11.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, according to the lease agreements with certain lessors, MobiFon has issued guarantees in the aggregate value of $3.0 million in 2003, to cover the lessors against any proven claims for the Company's non-performance of its contractual obligations during the building construction period and lease term.

The Company's operating subsidiaries have purchase commitments of approximately $22.3 million with network equipment and systems support providers.

As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for 17 years or the end of the GSM license period which ever is shorter commencing in 2003, whereby the power supplier agreed to lease out 2 fiber optic strands over certain voltage poles and technical space to MobiFon and it agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million of which $1.7 million has been incurred in 2003 and $3.4 million in 2002.

Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs re expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligation and the associated exit costs will be provided for when such liabilities arise.

Product Warranties

In 2003, Český Mobil began to offer a guarantee on certain handsets sold to its subscribers for a term of one year following the expiry of the suppliers' one year warranty. The Company's policy to record an estimated warranty cost at the time the handset is sold is based on prior history. As at December 31, 2003, an amount of $0.3 million was provided for in relation to this warranty.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

License agreements

The Company's operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million. Starting with 2003 the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require the Company's operational subsidiaries to substantially meet the deployment plans set out in their license agreements and, in certain instances, to provide a specified level of services in their respective coverage areas.

Regulatory claims and litigations

In the normal course of business, the Company's operational subsidiaries actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against the Company for alleged breaches to different regulations including arrangements for interconnection fees. The Company believes that the ultimate outcome of any of such proceedings will not be materially adverse to the Company.

15. FINANCIAL INSTRUMENTS

Fair value

The carrying amounts of cash and cash equivalents, short-term investments, trade debtors, accounts payable, accrued interest payable, accrued liabilities, amounts receivable or payable to minority interests, taxes recoverable and payable approximate their fair values due to the short-term maturities of these instruments.

The fair value of the portion of the MobiFon's secured senior credit facility for which the interest rate has been fixed approximates $100.9 million (2002: $94.8 million). The fair value of the sale and lease back financing in MobiFon is not determinable because of the rarity of similar transaction in Romania (see Note 17). The fair value and effective interest rate of the MobiFon Holdings 12.5% Senior Notes, based on their trading on the over-the-counter market, were approximately $258.8 million and 9.4% respectively. The carrying amounts of other long-term debt approximate their fair values because their interest rates fluctuate with market interest rates or are similar to interest rates currently available to the Company.

Derivative financial instruments

MobiFon entered into swap agreements during 1997, 1998 and 2000 which matured in April 2002. The associated net loss of $1.8 million recorded in Accumulated Other Comprehensive Income ("AOCI") within shareholders' equity as of December 31, 2001 has been entirely recognized in income in 2002 as interest expense. As further described in Note 7, during October 2002, MobiFon entered into swap agreements to fix the LIBOR portion of the interest on $130 million of variable interest rate debt through October 14, 2008. As of December 31, 2003, total unrealized losses, net of tax and minority interest, of approximately $1.1 million (2002 – $1.7 million) related to these swap agreements was recorded in AOCI since the Company's assessment of the hedging relationship revealed no ineffectiveness.

Additionally, as further described in Note 7, to hedge its variable interest rate and Euro based debt currency exposures Cesky Mobil has entered into a number of interest rate and cross currency swap arrangements and options all of which have been designated as cash flow hedges. $4.7 million [2002 - $1.9 million; 2001 - $9.5 million] of the unrealized loss associated with the swaps was reflected in income against the change in carrying value of the related hedged foreign currency debt; since the Company's assessment of the hedging relationship revealed no ineffectiveness, the remaining unrealized loss, net of tax and minority interest, was recorded in AOCI.

For the years ended December 31, 2003, 2002 and 2001, respectively, the change in the fair value of the Company's interest rate swap and foreign currency cash flow hedges totaled $10.3 million, $13.9 million and $30.8 million, of which $4.7 million, $1.9 and $9.5 million was reflected in income against the change in carrying value of the related hedged foreign currency debt; the effect on Other Comprehensive Income, after accounting for minority interest share of these changes, in 2003 and 2002 was $1.8 million and $2.6 million, and in 2001, including a cumulative effect adjustment of approximately $1.3 million as of January 1, 2001, was $6.8 million. The unrealized losses are included in long-term liabilities.

ClearWave N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

A rollforward of Accumulated Other Comprehensive Income related to these hedges is provided below:

	MobiFon	Český Mobil	Total
Balance as of December 31, 2000	—	—	—
Cumulative effect of adopting Statement 133	1,318	—	1,318
Net change in derivative fair value during the year	453	4,990	5,443
Balance as of December 31, 2001	1,771	4,990	6,761
Expiration of hedge in April 2002	(1,771)	—	(1,771)
Net change in derivative fair value during the year	1,726	2,681	4,407
Balance as of December 31, 2002	1,726	7,671	9,397
Net change in derivative fair value during the year	(644)	(1,129)	(1,773)
Balance as of December 31, 2003	1,082	6,542	7,624

Interest Rate Risk

The Company has exposure to interest rate risk for floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Credit risk

The concentration of credit risk with respect to trade debtors is limited due to the composition of the customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents are deposited with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of only dealing with large, creditworthy financial institutions.

Currency risk

MobiFon operates in a developing economy with high rates of inflation and significant currency devaluation. There is a consequent risk of loss in value in respect to net monetary assets held in Romanian Lei. As at December 31, 2003, the net monetary position held in Romanian Lei and expressed in U.S. dollars was $10.6 million [$13.3 million as at December 31, 2002].

The movement in the foreign currency translation adjustment of $4.0 million, net of minority interest of $12.5 million reported as comprehensive income for the year ended December 31, 2003, is explained by the appreciation of the Czech Koruna during 2003. The exchange rate was 30.12 Czech Koruna for one US$ and 25.65 Czech Koruna for one US$ as at December 31, 2002 and December 31, 2003, respectively.

16. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of U.S. dollars unless otherwise indicated]

Under Canadian GAAP, no comprehensive income statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $7.6 million and $9.4 million, minority interest would be increased by $21.3 million and $25.1 million, deferred income tax assets would be reduced by $0.7 million and $0.9, long term assets would increase by $1.2 million and NIL, short term liabilities would increase by $1.4 million and NIL and long term liabilities would be reduced by $29.8 million and $35.4 million as at December 31, 2003 and December 31, 2002, respectively, under Canadian GAAP.

17.   SUBSEQUENT EVENTS

Acquisition of Shares in MobiFon and TIW Czech

On February 10, 2004 MobiFon Holdings and TIW entered into a definitive agreement pursuant to which TIW will acquire, from a minority shareholder, 5.9% of MobiFon in exchange for the issuance of 12,971,119 its common shares. Following the closing of the transaction as agreed, TIW will transfer the MobiFon shares to MobiFon Holdings which will increase its equity interest in MobiFon from 57.7% to 63.5%. In consideration for the MobiFon shares, MobiFon Holdings will issue subordinated debt and equity securities to TIW. The transaction is subject to other MobiFon shareholders' pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by the Company. At minimum, MobiFon Holdings will acquire a 3.6% interest in MobiFon. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, will sell to the Company some of its shares in TIW Czech. The number of TIW Czech shares that the Company will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, the Company will acquire a 2.9% equity interest in TIW Czech for a cash consideration which will be financed by cash on hand and advances from TIW. The Company would therefore increase its equity interest in TIW Czech from 24.2% to 27.1% upon the closing of the transaction. The closing of the transaction, which will be accounted for using the purchase method, remains subject to certain conditions including regulatory approval and is expected to take place during the first quarter of 2004.

Sale and Lease Back Financing – MobiFon

On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and accounted for as capital leases [See Notes 5 and 7]. In addition, MobiFon concluded an operating lease agreement for these properties with a total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The closing of this transaction remains subject to certain conditions.

18.   COMPARATIVES FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in 2003.